UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62978/September 23, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14005

In the Matter of	:
	:
ATCHISON CASTING CORP.	: ORDER MAKING
(N/K/A BRADKEN-ATCHISON/ST. JOSEPH, INC.),	: FINDINGS AND
CITYFED FINANCIAL CORP.,	: REVOKING
DIVINE, INC. (N/K/A ENIVID, INC.),	: REGISTRATIONS BY
GENESIS WORLDWIDE, INC.,	: DEFAULT AS TO FOUR
HAMPTON CONSULTING CORP., and	: RESPONDENTS
JAKE'S PIZZA INTERNATIONAL, INC.	:

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on August 12, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Respondents were served with the OIP, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), by August 14, 2010. Respondents' Answers were due ten days from the date of service. See OIP at 4; 17 C.F.R. § 201.220(b). To date, no Respondent has filed an Answer, and the time for filing has expired. The proceeding ended as to Hampton Consulting Corp. and CityFed Financial Corp. on August 27, 2010, and September 3, 2010, respectively. Atchison Casting Corp., Exchange Act Release Nos. 62778, 62839. On September 3, 2010, the Division filed Motions for Adjournment of Hearing and Default (Motions). None of the four remaining Respondents has filed an opposition to the Motions, and the time for filing has expired. Accordingly, Atchison Casting Corp. (n/k/a Bradken-Atchison/St. Joseph, Inc.) (AHNCQ), divine, inc. (n/k/a Enivid, Inc.) (DVINQ), Genesis Worldwide Inc. (GWOW), and Jake's Pizza International, Inc. (JAKE), are in default for failing to file an Answer to the OIP, to respond to a dispositive motion, or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true. Official notice has been taken of the Commission's public official records concerning Respondents. See 17 C.F.R. § 201.323.

AHNCQ (CIK No. 911115) is a Delaware corporation located in Atchison, Kansas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). AHNCQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2003, which reported a net loss of $38,756,000 for the prior nine months. On August 4, 2003, AHNCQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of Missouri, which was converted to Chapter 7, and was still pending as of August 5, 2010. On November 6, 2008, AHNCQ terminated its existence as a Kansas corporation by merging into Bradken-Atchison/St. Joseph, Inc., a Delaware corporation, but failed to report that change to the Commission on Form 8-K or record it in the Commission's EDGAR database, as required by Commission rules. As of August 5, 2010, the common stock of AHNCQ was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

DVINQ (CIK No. 1097516) is a dissolved Delaware corporation located in Lisle, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DVINQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2002, which reported a net loss of $159,807,000 for the prior nine months. On February 25, 2003, DVINQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Massachusetts, which was terminated on February 3, 2010. On February 18, 2004, DVINQ changed its name in the records of the Delaware Secretary of State to Enivid, Inc., but failed to report that change to the Commission on Form 8-K or record it in the Commission's EDGAR database, as required by Commission rules. As of August 5, 2010, the common stock of DVINQ was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

GWOW (CIK No. 67532) is an Ohio corporation located in Dayton, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GWOW is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended June 30, 2001, which reported a net loss of $11,034,000 for the prior six months. On September 17, 2001, GWOW filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Ohio, which was terminated on October 11, 2007. As of August 5, 2010, the common stock of GWOW was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

JAKE (CIK No. 904148) is a forfeited Delaware corporation located in Rolling Meadows, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). JAKE is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1997, which reported a net loss of $337,715 for the prior nine months. As of August 5, 2010, the common stock of JAKE was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

These four Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g).

Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, AHNCQ, DVINQ, GWOW, and JAKE failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of these four Respondents noted above.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Atchison Casting Corp. (n/k/a Bradken-Atchison/St. Joseph, Inc.), divine, inc. (n/k/a Enivid, Inc.), Genesis Worldwide Inc., and Jake's Pizza International, Inc., are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge